VIN SOCIAL CORP.

Summary of Terms for Convertible Promissory Notes

Issuer:	Vin Social Corp., a Delaware corporation (the "*Company*")
Securities:	8% Convertible Promissory Notes (the "*Notes*")
Investors:	One or more "accredited investors" within the meaning of Rule 501 under the Securities Act of 1933, as amended (the "*Investors*").
Amount:	Up to $1.07 million.
Minimum Denomination	$50,000 unless waived in the sole discretion of the Company.
Target Initial Closing Date:	March 5th, 2021.
Terms of Notes:	
Interest Rate:	8% per annum, payable at maturity.
Automatic Conversion:	Upon the closing of the next preferred stock equity financing of at least $1.5 million, the principal of and interest on the Notes shall automatically convert into such preferred stock at a price equal to the lower of (i) the price actually paid for the preferred stock, less a 15% discount and (ii) a price per unit reflecting a $17.0 million pre-money valuation (the "*Conversion Cap*").
Maturity:	The Notes mature on a date on or after March 1, 2023, upon (i) the written demand of the Investors holding a majority of the aggregate outstanding principal amount of all Notes (the "*Requisite Investors*") or (ii) the election of the Company.
Change of Control:	If at any time prior to Maturity, the Company shall effect a Change of Control, at the election of the Requisite Investors, either (a) all outstanding principal and accrued and unpaid interest on each Note shall be converted into a number of shares of common stock equal to the quotient obtained by dividing (i) the outstanding principal and accrued and unpaid interest on the Note by (ii) the Conversion Cap or (b) the holder of each Note shall be paid an amount equal to (i) one and one half (1.5x) all outstanding principal of the Note plus (ii) all accrued and unpaid interest on the Note.